Exhibit 99.1

TELUS International Strengthens its Board of Directors with
the Addition of Four Talented Independent Directors

FINAL
US, CANADA

VANCOUVER, British Columbia – Oct. 25, 2021 - TELUS International (NYSE and TSX: TIXT), a leading digital customer experience (DCX) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands, has welcomed Olin Anton, Sue Paish, Carolyn Slaski, and Sandra Stuart as independent directors to its board of directors.

“We are pleased to welcome Olin, Sue, Carolyn and Sandra, with their wealth of knowledge and expertise, to our board of directors,” said Josh Blair, chair of the board of TELUS International. “Each of our independent board members brings a unique background, strong perspective and diverse experience that will strengthen the overall skill set of our board. We believe their contributions will support TELUS International in ensuring thoughtful stewardship of the business in a manner that is ethically, environmentally and socially responsible. I am confident each will provide great benefit to TELUS International as we work together with our talented management team and very supportive parent company to create long-term value for our many stakeholders, including our expanding community of investors."

Olin Anton joined the board in January 2021 and also currently serves as vice-chair for Junior Achievement of British Columbia, the executive committee for the Business Laureates of British Columbia, and as chair of the board of the Vancouver Public Library Foundation. Olin spent his career in professional practice as a chartered accountant and as a chartered professional accountant. Olin retired in June 2016 from his role as a partner at Deloitte LLP.

Sue Paish joined the board in May 2021 and is currently CEO of Canada’s Digital Technology Supercluster, a position she has held since 2018. She also currently serves on the boards of the CORIX Group of Companies, Canexia Heath and Own the Podium. Sue served as corporate director and then as president and CEO of LifeLabs Medical Laboratory Services from 2008 to 2017 and as a director and CEO of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She also was previously the chair of the board of directors of the Business Council of British Columbia, a director of the Vancouver Board of Trade, the Michael Smith Foundation, the Insurance Corporation of BC and the Canada Customs and Revenue Agency Board.

Carolyn Slaski joined the board in July 2021 and most recently served on the EY board of directors as the Americas vice-chair of talent from 2015 to 2021, where she oversaw the company's talent and people strategy. She is a Certified Public Accountant with over 30 years of experience in business strategy, profit and loss management, human capital, and governance. Carolyn serves on the board of Liberty Science Centre whose mission is to promote STEM education to the underserved community. She also lends her expertise as a regular contributor to leading publications, including the Harvard Business Review, Forbes, MarketWatch, Entrepreneur and Inc.

Sandra Stuart joined the board in September 2021 and is an accomplished senior executive with a successful 40-year career in the global banking industry. Much of her career has been forged at HSBC, where she held increasingly challenging positions including executive director, group general manager, and president and CEO. Sandra has been recognized for her accomplishments by Catalyst Canada and the Women’s Executive Network and has been named one of British Columbia’s Most Influential Women in Business.

Welcoming the four new members, Josh stated, “Each of our new independent directors brings expertise from our key industry verticals, and we are confident that their contributions will support our ongoing growth and evolution as a globally leading, digitally-led customer experience innovator. These appointments also underscore our commitment to building strong governance practices and continually enhancing the skills and expertise represented on the TELUS International board. On behalf of our entire board of directors, we are thrilled to have the opportunity to work alongside individuals of such esteemed caliber.”

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. The company is building stronger communities and helping those in need through large-scale volunteer events that have positively impacted the lives of more than 150,000 citizens around the world and through its five TELUS International Community Boards that have provided $4 million in funding to grassroots charitable organizations since 2015. Learn more at: www.telusinternational.com.

Contacts

TELUS International Media Relations:
Ali Wilson
(604) 328-7093
ali.wilson@telusinternational.com

TELUS International Investor Relations:
Jason Mayr
(604) 695-3455
ir@telusinternational.com